Exhibit 3.2
CERTIFICATE OF CORRECTION
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
CERTARA, INC.

Certara, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:
1.     The name of the Corporation is Certara, Inc.
2.     An Amended and Restated Certificate of Incorporation of the Corporation (the “Restated Certificate”) was filed with the Secretary of State of the State of Delaware on May 29, 2024, at 4:29 p.m. (the “Filing Time”).
3.    The Restated Certificate constitutes an inaccurate record of the corporate action taken therein in that, due to inaccuracies in respect of the summary of the amendments set forth therein, the Restated Certificate was not duly authorized by all corporate action necessary under Sections 242 and 245 of the General Corporation Law of the State of Delaware to effect such filing prior to the Filing Time.
4.    As a result of the foregoing, the Restated Certificate requires correction as provided in paragraph 5 hereof as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.
5.     The Restated Certificate is null and void and of no effect.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be signed by its authorized officer this 25th day of February, 2025.

CERTARA, INC.

By: /s/ Daniel D. Corcoran
Name:     Daniel D. Corcoran
Title:    Senior Vice President and General Counsel